Exhibit 2

18 March 2015

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 18 March 2015 it purchased 94,676 of its ordinary shares at a price of 1563.7800 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 12,774,546 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,312,974,765 (excluding shares to be held in treasury).